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EXHIBIT 99-4

Consent of GLJ Petroleum Consultants Ltd.

 LETTER OF CONSENT

TO:	Suncor Energy Inc.
The Securities and Exchange Commission
The Securities Regulatory Authorities of Each of the Provinces and Territories of Canada

Dear Sirs

Re:    Suncor Energy Inc.

We refer to the following reports (the "Reports") prepared by GLJ Petroleum Consultants Ltd. ("GLJ"):

  •
  Reserves Assessment and Evaluation of In Situ Oil Sands Properties dated February 20, 2015 — Summary; and

  •
  Reserves Evaluation and Resources Assessment of Oil Sands Mining Properties dated February 20, 2015 — Summary,

which provide GLJ's reports on proved and probable reserves evaluations and assessment of contingent resource pursuant to Canadian disclosure requirements of Suncor Energy Inc.'s Canadian mining and in-situ leases that were evaluated as at December 31, 2014.

We hereby consent to being named and to the use of, reference to and excerpts and information derived from the said Reports by Suncor Energy Inc. in its:

  1.
  Annual Report on Form 40-F for the year ended December 31, 2014 (the "Form 40-F") and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029) and Form F-10 (File No. 333-196501) of Suncor Energy Inc., of our Reports;
  2.
  Annual Report for the year ended December 31, 2014 (the "Annual Report") to be filed with the securities regulatory authorities of each of the provinces of Canada; and
  3.
  Annual Information Form dated February 26, 2015 (the "AIF"), which is incorporated by reference into the following prospectuses (collectively, the "Prospectuses"): (i) the short form base shelf prospectus of Suncor dated June 11, 2014 relating to the sale and issue of debt securities from time to time in the aggregate principal amount of U.S. $2,000,000,000, and (ii) the short form base shelf prospectus of Suncor dated June 11, 2014 relating to the sale and issue of Series 5 medium term notes, from time to time, in the aggregate principal amount of up to CDN $2,000,000,000.

We have read the Form 40-F, Annual Report, AIF and Prospectuses and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that are within our knowledge as a result of the services which we performed in connection with the Reports.

Yours very truly,
GLJ PETROLEUM CONSULTANTS LTD.
"GLJ Petroleum Consultants Ltd."
Caralyn P. Bennett, P. Eng. Vice President

Dated: February 26, 2015
Calgary, Alberta
CANADA

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  EXHIBIT 99-4
Consent of GLJ Petroleum Consultants Ltd.
LETTER OF CONSENT